Exhibit 99.4

Blake, Cassels & Graydon LLP Barristers & Solicitors Patent & Trade-mark Agents 199 Bay Street Suite 4000, Commerce Court West Toronto ON M5L 1A9 Canada Tel: 416-863-2400 Fax: 416-863-2653
September 29, 2014 VIA SEDAR	Leslie Wong Dir: 416-863-4323 leslie.wong@blakes.com Reference: 75681/1

Ontario Securities Commission

19th Floor, 20 Queen Street West

Toronto, Ontario M5H 2S8

Attention: Corporate Finance/Financial Examiner

Re: Algonquin Power & Utilities Corp. (the “Issuer”)
Re: Project No. 02264311

Dear Sirs/Mesdames:

We are filing today, as a material contract, the Plan and Agreement of Merger by and among Liberty Utilities Co., Liberty WWH, Inc. and Western Water Holdings, LLC, entered into as of September 19, 2014 (the “Material Contract”). Liberty Utilities Co. is a subsidiary entity of the Issuer.

Pursuant to section 12.2(3) of National Instrument 51-102 – Continuous Disclosure Obligations, we have omitted or marked to be unreadable certain sections of the Material Contract. The redacted provisions relate to payment information under material contracts, the amounts and current balances of construction agreement advances, details of required consents (where a governmental authority may not have jurisdiction to require consent) and information concerning a right of first refusal. These sections of the Material Contract have been redacted based on the conclusion of an executive officer of the Issuer that disclosure of such provisions would be seriously prejudicial to the Issuer or would violate confidentiality provisions.

In this regard, could you please change the access level of the Material Contract from Private to Public.

Should you have any questions, please feel free to contact the undersigned.

Yours truly,

(signed) “Les Wong”

Les Wong

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